








Investor Overview and Vision

June 2018

Introduction To Hopsters



Hopsters is a unique and exciting restaurant, tap room, bar, craft beer brewery and "brew your own" concept with delicious food and great craft beer that is poised for significant growth in Boston and other major cities. Building on the success of its prototype store in Newton, MA., and its second, larger "flagship" location in Boston's Seaport District. Over the next 6 years the Company intends to locate Hopsters in numerous other major US cities (and perhaps abroad). **Welcome to Hopsters!**

BREWERY VISITS ADD OCCASIONS TO HELP GROW BEER CATEGORY –Hopsters is on point!

 Survey overall finding that nearly two-thirds of respondents indicated that brewery visits were an incremental occasion

 Interesting is that these results are strengthened as we move beyond beer's typical core 21-34 age demographic. Results similar for Women

 12% of craft drinkers said that they were drinking more craft, and going to breweries was one reason why

 Findings also pointed to a more diverse set of brewery visitors driving this trend, bringing new people into breweries who might not be drinking craft

 Demand has grown for integrating beverage alcohol in more experiential occasions (including festivals, brewery visits, and outdoors activities).

 New Occasions Mean More Beer Drinkers - there is growing evidence that much of the growth in demand for experiential beer-drinking occasions was not being fully met by traditional on-premise channels

https://www.brewersassociation.org/insights/brewery-visits-are-new-occasions-may-help-grow-beer/



Hopsters: The First Custom Craft Brewery

A community brewery and restaurant that brings people together to create unique craft beers

 Founded in 2013 by Lee Cooper, Hopsters offers a unique and custom craft brewing experience for everyone – individuals, groups and businesses

 Riding the explosive growth within the craft beer market, Hopsters provides one of the first "brew-it-yourself" experiences in the U.S.

 In addition to group brewing sessions (kettles), Hopsters also serves house brewed craft beer, delicious food and go to market Hopsters-branded line of craft beers to go in cans

 Hopsters is successful because we live our mission and reward our values, community, learning, fun and local

 Through the last 12 months of operation, Hopsters has far exceeded revenue and profitability expectations

 The Company is primed for explosive growth recently opening its flagship Boston location





The Hopsters Concept
Unique, personalized brewing experience not currently offered in the market






The Hopsters Experience

1. *Choose Your Brew: Choose from any of over 30 craft beer recipes.*

2. *Grab Your Ingredients: Select ingredients from the Ingredients Room – most ingredients sourced from local farms!*

3. *Start Brewing: Combine ingredients and boil for ~ 1 hour. Relax with food & drink and keep an eye on your kettle.*

4. *Add Yeast to Kick Off Fermentation: Transfer beer to fermentation tank to ferment for ~ 10 days (onsite).*

5. *Bottle It: Come back to bottle and label your beer or have us do it for you. We can also provide a keg of your beer.*



Hopsters is at the Center of Significant Current Trends

House Brewed Craft Beers

Community Tap Room

Dine & Entertain Experience through "Brew Your Own"



The Hopsters "Value Proposition"



Highly "social" craft beer focus will attract Millennials and others

Attractive Multi-Revenue Model and Strong Projections

"A" second Location in Hot Boston Seaport District

"Proof of Concept" with Highly Successful Newton Store

Significant Revenues from Corporate Events and Private Groups



Hopsters Newton...2017

Early success in the Company's Newton initial location

 Opened in December 2013, Hopsters' Newton location has far exceeded sales and profitability expectations, while effectively serving as an "incubator" location

 2,000 sq ft location has capacity for 90 people and boasts 10 kettle stations, a bar and a small quick serve kitchen

 Multiple revenue streams benefitting from captive audience (two hour brew session drives incremental food and drink sales)

 As of May 2014, Hopsters obtained a license to serve Hopsters-brewed beer

 Company has been particularly successful in hosting brewing events for Boston businesses, including: *Google, John Hancock, Harvard, Merrill, Lynch, Hubspot and many others*



Newton Sales



Liquor & Guest beer
12%

Kettles

Food 25%

Sales $1.2M

40%

23%

Hopsters Beer



Cost of Goods Sold



25% *Food*

17% *Bar Supplies*

15% *Brewing Supplies*

75% Gross Margin



Hopsters in Boston...

1st Qrt 2018 Boston – things are looking awesome!

 Opened in January 2018, Hopsters' Boston location has far exceeded sales and profitability expectations, while effectively serving as the showcase business model

 6,000 sq ft location has capacity for 180 people and boasts 12 kettle stations, a bar, brew hall and full service restaurant/ kitchen

 Strong corporate & brewhouse/tap room sales. Built a strong brand in Newton

 To save costs, all Hopsters beer brewed in Newton brewery location

 Company has strong initial results in hosting brewing events for Boston businesses, including: *PWC, Vertex, GE, Millipore Sigma, , Deloitte and many more*



Boston Sales Q1 2018



Liquor & Wine — 10%
Kettles — 11%
Hopsters Beer — 41%
Food — 37%

Sales $1.2M

Cost of Goods Sold

Food — 25%
Bar Supplies — 17%
Brewing Supplies — 15%

75% Gross Margin



Recent Hopsters Buzz

Hopsters has garnered media attention both locally and at the national level

Local and National Press





























BOSTON'S BEST 2014 The Improper Bostonian

The Boston Globe

Phantom Gourmet

Eater

Winner Boston's Best 2015 The Improper Bostonian

edible BOSTON – Celebrating the abundance of local food

metro

Boston Herald

Boston magazine

Boston Business Journal

CNBC

Thrillist

Corporate Event Case Study: John Hancock

50+ person event for John Hancock represented $10k of sales over three hour period

 Hosted corporate outing for +50 John Hancock employees in April (John Hancock has since held multiple subsequent events)

 Event priced at $125 / head, exclusive of food and drink tabs

 Small footprint and occupancy restraints of Newton location require often closing the location to the public for private events – Remedied in Boston

 Corporate events represent a significant growth driver for the business

 Extremely high margin business for Company

 Five times as profitable as standard restaurant. 20% EBITDA 2015; 35% NOI projected at Seaport









Some of Hopsters Corporate Clients



































Reebok

John Hancock

hp

VE RI TAS HARVARD

Google

GE

Merrill Lynch

athenahealth

Good things come from Sysco

Biogen

Fidelity INVESTMENTS

pwc

HubSpot

genzyme A SANOFI COMPANY

NIXON PEABODY

NP NP NP

svb Silicon Valley Bank

Bain Capital PRIVATE EQUITY

Century 21 SMARTER. BOLDER. FASTER.

Hopsters Seaport and Future Growth





What We Learned in Newton……



Newton has served as a critical incubator location allowing us to test ideas/concepts

- **Hopsters is a highly "scalable" concept** that appeals to the right demographic groups and is "on trend" with current developments in the restaurant business: craft beer; "farm to table" food and entertainment
- Indeed we should maintain and **expand our high quality "Gastro Pub" menu** offerings
- **Need a bigger footprint** – in order to (i) host larger corporate events (50+ people): we currently need to turn away walk-in customers due to private events and (ii) accommodate more diners
- **Being closer to our the customers** is key – every day we hear potential customers tell us how great it would be to have locations in their city.
- **Serving our own beer** through our own taps is delicious…and profitable – we earn a 90% gross margin on all Hopsters–brewed beer served on site. No price sensitivity!
- **On site commercial brewing** Provide employee growth from brewing with customers to head brewer. Strong growth as brewery provides, authenticity, experiential visit & drives incremental sales













What We Learned in Boston 1st Qtr 2018......
Boston is our flagship location, this model will be rolled out to other US locations

 **Significant interest in corporate business,** locations will have a semi-private area that serves as a separate function area and brew hall/restaurant when events are not scheduled

 **Boston has shown that** there is a demand for increasing menu items and that significant sales for beer and food exist outside of kettle sales.

 While we want to create a somewhat upscale brew pub experience, we must keep **authenticity** and focus on **non-chain** mission and values

 Still challenges with who we are and what we do. Important to educate guests with effective marketing, communications and branding.

 **We have a complex build-out**. We have developed relationships with a national construction company and vendors that can duplicate nationally, controlling efficiencies, even if this may elevate costs in the short term

 We are a brewery first and foremost, staying within our mission and values will drive incremental sales above and beyond the dining and entertainment business.



Hopsters Philadelphia



Hopsters Expands Beyond MA – Looking at Philadelphia!

Location TBD in rapidly growing Center City includes 12 kettles, restaurant, bar, and brew hall



- Philadelphia is the 2nd largest city on US east coast and 5th most populous city in US with a steadily growing population



- Prime location opportunities exist in the Center City, UCity and Passyunk areas



- High traffic areas with nearby restaurants, hotels and corporate offices to drive high foot traffic for bar sales / beer hall (first of its kind in Philadelphia area)

- Pennsylvania loves their beer. According to a study done by the Brewers Association, PA is the #1 beer producing state with 3.9 million barrels annually...*<u>and only 10% is craft beer</u>*





FAIRMOUNT
SPRING GARDEN
MANTUA
HAVERFORD NORTH
Philadelphia Museum of Art
The Oval
Whole Foods Market
Union Transfer
Barnes Foundation
Cathedral Basilica of Saints Peter and Paul
Electric Fact
Penn Presbyterian Medical Center
Drexel University
The Franklin Institute
Hahnemann University Hospital
Chestnut St
Market St
Comcast Center
Race St
WALNUT HILL
Cinemark
SPRUCE HILL
University of Pennsylvania
The College of Physicians of Philadelphia
CENTER CITY
University of the Sciences in Philadelphia
Penn Museum
RITTENHOUSE SQUARE
Schuylkill River Park
Walnut St
The Woodlands
SW CEDAR PARK
SQUIRREL HILL
South St
Schuylkill River
SOUTHWEST CENTER CITY
Philadelphia's Magic Gardens
Grays Ferry Ave
FORGOTTEN BOTTOM
Washington Ave
Italian Market Visitor Center
GRAYS FERRY
Wharton St
Geno's Steaks
Tasker St
Morris St
POINT BREEZE
Reed St
PASSYUNK SQUARE
Bartram's Garden
NEWBOLD
Google

- Operating since Jan 2018 – Q1 shows strong sales and we have grown our corporate sales business by 400% compared to Q1 2017 and Q1 2016. **Kettle business accounts for 25% of extra sales over regular brewpub sales**



HOPSTERS BREWING COMPANY

Other Potential Hopsters Locations

Stamford CT   San Diego CA

Nashville TN   Portland OR

Chicago IL   Charlotte NC

Seattle WA

Austin TX   San Francisco CA

Denver CO

St. Petersburg FL

Washington DC



Our Financial Model and Investment Summary



Hopsters Multiple Revenue Streams

Dining Room & Beer Garden

Large Bar & Beer Hall

Corporate Events

Private Events

Retail and Distribution of Hopster Beers



Hopsters Growth Plan

NATIONAL ROLLOUT: 2017–2022

 Hopsters will be the 1st scalable "brew-it-yourself" brew pub concept with a national brand and locations in numerous major cities in the US and perhaps abroad

 Following the successful Seaport opening, the goal is to open two new locations by 2019 in another East Coast city such as Philadelphia or Stamford, CT

 Goal: 16 locations by 2022



Stamford CT & Philadelphia locations already identified (contingent on funding). Numerous additional markets on both coasts (Baltimore, Chicago, Portland, etc. prime targets for Phase II expansion.

Significant Increase in Corporate Events:

 Hopsters is successful in cities populated by growing businesses and a relatively younger demographic. We thrive where there are young innovators within emerging technologies



Financial Highlights

Newton Store is Highly Profitable

 Gross Margins: 74%

 EBITDA: 24%

 Net Income: 15%

New Boston Seaport Location Projects Strong Financial Performance

 Revenues: $3.35M **Based on last two months of off season sales.**

 Gross Margins: 80+%

EBITDA: 30+%

Net Income: 20+%

High margin Kettle sales account for 25% of business over regular brewpub sales

Rollout: at least 16 stores in 6-8 cities in the US by 2022 with multiple "exit" options with significant IRR's and return "multiples" to Investors. *Excludes Overseas Opportunities.*



How are we going to access capital!

Hopsters raised 1.3Million from 713 Investors with crowdfunding

- Hopsters raised Reg CF funds faster than any other offering over subscribed by 300K, possibility to access the crow with a Reg A Plus offering
- Strong margins and collateral makes us appealing to banks, Hopsters currently has over 1million in SBA loans
- Now we have a bustling showcase location in the North East's hottest neighborhood we may receive interest from VC's with a focus on investment in experiences
- Leveraging our existing 713 investors. This includes over 33 Reg D accredited investors with over 1 million invested with individual investments ranging up to 250K







The Boston Globe

TUESDAY, JANUARY 31, 2017

Business

Need funding? Now the crowd can help

Startup law's in effect, but with conditions

By Curt Woodward
GLOBE STAFF

Lee Cooper figured he'd done just about everything right. Only two years after it was founded, Cooper's microbrew company, Hopsters, had surpassed $1 million in annual sales at its small Newton storefront.

That had Cooper thinking about an expansion. But bankers, he said, wouldn't loan Hopsters money without a longer track record. And angel investors, the rich folks who typically bankroll early stage enterprises, were nowhere to be found.

"Everyone's happy getting 3 to 4 percent from the stock market," Cooper said. "It's a serious issue for small companies that need to raise capital, to just give them that extra bit of kick to expand and grow."

So he turned to the crowd.

Through a new system known as equity crowdfunding, which lets average people buy shares in private companies, Hopsters raised about $1.2 million in two months. Authorized under a 2012 federal jobs bill, equity crowdfunding finally got underway in 2016, and Hopsters was one of four startups — two from the Boston area — that were able to raise $1 million or more in the inaugural year on Wefunder, the largest of the fund-raising platforms.

Those four businesses, which include another microbrewer, an independent Hollywood studio, and an experimental medical device maker, share a common thread: They were able to tap into a community of people who wanted to have some skin in the game, even without realistic hopes of striking it rich.

"There's nothing better than bellying up to the bar and saying, 'Yeah, I own a bit of this,'" Cooper said of his new investors.

Most of the investments in Hopsters came in increments of $500 to $2,000. The proceeds will help finance

CROWDFUNDING, Page C6

Hopsters in Newton failed to get financing from banks and angel investors, so it turned to the Wefunder site.

Funding via the crowd now a reality

▶CROWDFUNDING
Continued from Page C1

a second location for Hopsters, a 5,000-square-foot brewpub in Boston's booming Seaport District that is scheduled to open this summer. There, Cooper hopes, the company's make-your-own-beer business and corporate event hosting will help the concept take off.

Equity crowdfunding took effect last May, part of a post-recession

crowdfunding shares to "a socially good lottery ticket," and the company downplays it as a way to strike it rich.

by adjusting the body's levels of insulin and glucagon, which help regulate blood-glucose levels.

The company has also raised a

A rendering depicts the brewpub that Hopsters is

HOPSTERS
BREWING COMPANY

Potential "Exit" Scenarios for Investors*

Private Equity

L Catterton

Roark Capital Group

Rosser Capital Partners

KarpReilly Growth Investors

Restaurant Groups

DineEquity – Great franchisees. Great brands.

Tavistock Restaurants

Darden Restaurants

Lettuce Entertain You Restaurants

Other Strategic Investors







Samuel Adams – America's World-Class Beer

Compass Group

Verlinvest

* Scenarios above are "private" exits and do not include public scenarios such as an IPO



Why Invest in Hopsters?

Hopsters is "On Trend" with a Diverse Audience:

Local Craft Beers Attract Millennials and Others

Strong growth in Tap Room sales due to growth in fewer traditional beer bars

Dine & Entertain Experience through "Brew Your Own"

Compelling Financial Model
Current Market Validation Through Success Newton & Boston Store

Multiple Revenue Streams-Dining/Beer Hall, Bar, Brew Your Own and Retail

Significantly Higher Margins and Profitability through Revenue Mix Significant

Revenue from Highly Profitable Corporate Events

Highly Scalable: Unique/Differentiated Concept in Boston and US

Excellent "Exit" Scenarios (see prior chart)



IMPORTANT INFORMATION

THIS INVESTOR PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO INVEST IN SECURITIES OF HOPSTERS, LLC ("HOPSTERS").

THE INFORMATION CONTAINED IN THIS INVESTOR PRESENTATION IS NOT COMPLETE AND IS ONLY INTENDED TO PROVIDE PROSPECTIVE INVESTORS WITH A BASIC UNDERSTANDING OF HOPSTERS AND ITS PROSPECTS. ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. PRIOR TO ACCEPTING ANY INVESTMENT, HOPSTERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF REPRESENTATIVES OF HOPSTERS CONCERNING HOPSTERS AND THE TERMS OF THE OFFERING DESCRIBED HEREIN AND TO OBTAIN ANY ADDITIONAL RELEVANT INFORMATION TO THE EXTENT HOPSTERS POSSESSES SUCH INFORMATION OR CAN OBTAIN IT WITHOUT UNREASONABLE EFFORT OR EXPENSE. EXCEPT AS AFORESAID, NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS BUSINESS PRESENTATION, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HOPSTERS.

THIS INVESTOR PRESENTATION CONTAINS CONFIDENTIAL INFORMATION REGARDING HOPSTERS AND IS FURNISHED ON A CONFIDENTIAL BASIS. BY ACCEPTING DELIVERY OF THIS DOCUMENT AND RECEIVING ANY OTHER ORAL OR WRITTEN INFORMATION PROVIDED BY HOPSTERS, THE RECIPIENT AGREES (A) TO KEEP CONFIDENTIAL THE CONTENTS OF THIS INVESTOR PRESENTATION AND SUCH OTHER INFORMATION PROVIDED BY HOPSTERS AND NOT TO DISCLOSE THE SAME TO ANY THIRD PARTY OR OTHERWISE USE THE SAME FOR ANY PURPOSE OTHER THAN FOR THE SOLE PURPOSE OF EVALUATING HOPSTERS'S BUSINESS, (B) NOT TO COPY OR DISTRIBUTE, BY ANY METHOD WHATSOEVER, IN WHOLE OR IN PART, THIS INVESTOR PRESENTATION OR ANY OTHER WRITTEN INFORMATION PROVIDED BY HOPSTERS AND (C) TO RETURN THIS INVESTOR PRESENTATION AND ANY SUCH WRITTEN INFORMATION TO HOPSTERS UPON HOPSTERS' REQUEST.

ANY ESTIMATES, PROJECTIONS OR "FORWARD-LOOKING STATEMENTS" CONTAINED HEREIN HAVE BEEN PREPARED BY THE MANAGEMENT OF HOPSTERS AND INVOLVE ELEMENTS OF SUBJECTIVE JUDGMENT, WHICH MAY OR MAY NOT BE CORRECT, THAT MAY BE AFFECTED BY SUBSEQUENT DEVELOPMENTS, REGULATORY ACTIONS AND BUSINESS CONDITIONS THAT ARE NOT WITHIN HOPSTERS'S CONTROL. HOPSTERS MAKES NO REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION, ANY CONCLUSIONS DRAWN THEREFROM OR THE FACTS AND ASSUMPTIONS FROM WHICH ANY PROJECTED INFORMATION IS DERIVED, AND THERE CAN BE NO ASSURANCE THAT THAT HOPSTERS'S FUTURE MARKETS, BUSINESS AND OPERATIONS WILL NOT DIFFER MATERIALLY FROM THOSE DESCRIBED HEREIN. THERE ARE SUBSTANTIAL RISKS ASSOCIATED WITH HOPSTERS' ABILITY TO ACHIEVE ITS PROSPECTS, INCLUDING, WITHOUT LIMITATION, CHANGES IN APPLICABLE LAWS, RULES, AND REGULATIONS, RISKS ASSOCIATED WITH THE ECONOMIC ENVIRONMENT, THE FINANCING MARKETS, AND RISKS ASSOCIATED WITH HOPSTERS'S ABILITY TO EXECUTE ON ITS BUSINESS PLAN. HOPSTERS SHALL NOT BE LIABLE IN ANY MANNER FOR LOSS, DAMAGE OR INJURY RESULTING FROM THE INACCURACY OF THE INFORMATION AND MATERIALS CONTAINED HEREIN.

NO SECURITIES OF HOPSTERS HAVE BEEN OR WILL BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. ANY SECURITIES OF HOPSTERS WILL BE OFFERED AND SOLD FOR INVESTMENT ONLY TO QUALIFYING INVESTORS PURSUANT TO EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE OR OTHER SECURITIES LAWS. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NO THE SECURITIES COMMISSION OF ANY STATE HAVE PASSED ON THE ADEQUACY OF ACCURACY OF THIS INVESTOR PRESENTATION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE PURCHASE OF SECURITIES OF HOPSTERS INVOLVES A HIGH DEGREE OF RISK AND IS SUITABLE ONLY FOR PERSONS OR ENTITIES OF ADEQUATE MEANS WHO

HAVE NO NEED FOR LIQUIDITY IN THIS INVESTMENT AND CAN AFFORD TO SUSTAIN A LOSS OF THEIR ENTIRE INVESTMENT.

